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                                   FORM 6-K

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                       Commission File Number: 333-10486

                        For the Month of February 2001


                           Trend Micro Incorporated
                (Translation of registrant's name into English)


            Odakyu Southern Tower, 10th Floor, 2-1, Yoyogi 2-chome,
                       Sibuya-ku, Tokyo 151-8583, Japan
                   (Address of principal executive offices)



     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                 Form 20-F  X            Form 40-F ___
                           ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes ___                 No  X
                                            ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________
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Information furnished on this form:

                                 Table of Contents

1. Press release regarding announcement of change in accounting methods (English translation)

2. Press release regarding notice of stock split (free distribution of shares) (English translation)

3. Press release regarding notice of the issuance of the bond with subscription warrant pursuant to the "incentive plan" (English translation)
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                                   SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         Trend Micro Incorporated


Date: February 15, 2001                  By: /s/ Chang Ming-Jang
                                            ---------------------------
                                            Chang Ming-Jang
                                            Representative Director;
                                            President, Chief Executive
                                            Officer and Chairman of the
                                            Board
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                                 (Translation)

                                                               February 15, 2001

                              Company:  Trend Micro Incorporated
                              Representative: Chang Ming-Jang
                                              Director and President
                              (OTC Code: 4704
                               Tokyo Stock Exchange First Section)
                              Inquiry should be made to:
                                      Toshiro Watanabe
                                      Director and Administrative Officer
                                      (Phone: 813-5334-3600)

                 Announcement of Change in Accounting Methods

     The board of directors of the Company resolved, at its meeting held on February 15, 2001, that the method of the sales revenue recognition should be changed as follows:

1.   Description of the change

          The Company's sales revenues are mainly derived from licensing of its products, upgrading of its products and virus patterns files and post-contract support including customer support. Until the end of the fiscal year ended December 31, 2000, the Company had recognized sales revenues from customer support (which was included in post-contract support) at the beginning of the relevant support period. Effective from this fiscal year ending December 31, 2001, the method of the revenue recognition has been changed and sales revenues from customer support are deferred over the relevant support period.

          The purpose of this change is to disclose transactions more properly. The Company's financial statements prepared in accordance with the U.S. GAAP and filed with the SEC have already reflected this change.


2.   Influence on the Company's consolidated results

          At the beginning of this fiscal year ending December 31, 2001,
     (Yen)1,470 million on a consolidated basis and (Yen)1,270 million on a non-consolidated basis were stated as unusual losses carried over from the previous fiscal year. In addition, as a result of this change, sales for this fiscal year will be decreased by the amount of an increase in deferred revenues during the period.
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                                 (Translation)

                                                               February 15, 2001

                              Company:  Trend Micro Incorporated
                              Representative: Chang Ming-Jang
                                              Director and President
                              (OTC Code: 4704
                               Tokyo Stock Exchange First Section)
                              Inquiry should be made to:
                                     Toshiro Watanabe
                                     Director and Administrative Officer
                                     (Phone: 813-5334-3600)

               NOTICE OF SOCK SPLIT (FREE DISTRIBUTION OF SHARES)

     Trend Micro Incorporated announced that the following resolutions in respect of a stock split (free distribution of shares) were adopted at the meeting of the Board of Directors of the Company held on February 15, 2000.

                                  Description
                                  -----------

1.   Purpose of the split
     The purpose of the stock split is to restore profits to the shareholders as well as to improve the Company's stock liquidity.

2.   Summary of the split
     As of May 18, 2001 (Friday), the Company shall split its par value shares of common stock at the ratio of 2 shares for each share. Upon this stock split, the amount in excess of par value in stated capital and part of capital surplus reserve shall be appropriated. The amount to be appropriated from the capital surplus reserve shall be the amount in excess of par value in stated capital on March 31, 2001 (Saturday) subtracted from the number of shares, stipulated below (1), multiplied by 50 yen.

     (1) The number of shares to be increased upon the split:
         As par value common shares, this will be same as the aggregate number of issued and outstanding shares as of March 31, 2001 (Saturday).

     (2) Method of the split

         The number of shares held by the shareholders whose names appear on the register of shareholders and the register of beneficial shareholders as at the close of March 31, 2001 (Saturday) [however, because it is a non business day, the actual date will be March 30, 2001 (Friday)] shall be split at the ratio of 2 shares for each share.
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3.   Schedule
     Allotment date:  March 31, 2001
     Effective date:   May 18, 2001

4.   First date of dividend accrual period
     January 1, 2001

(For reference)

1. The number of shares to be increased upon the split is not determined, because the aggregate number of issued and outstanding shares may increase upon conversion of convertible bonds and/or exercise of warrants until the record date of the split, and the aggregate number of issued and outstanding shares as of the record date of the split shall not be fixed at this point.

2. The aggregate number of issued and outstanding shares after the stock split is, if computed based on the aggregate number of issued and outstanding shares as of January 31, 2001 date of stock exchange, as follows:

     The number of shares as of January 31, 2001:  65,577,070 shares
     Capital:                                      6,208,602,400 yen
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                                 (Translation)

                                                               February 15, 2001

                              Company:  Trend Micro Incorporated
                              Representative:  Chang Ming-Jang
                                               Director and President
                              (OTC Code: 4704
                               Tokyo Stock Exchange First Section)
                              Inquiry should be made to:
                                      Toshiro Watanabe
                                      Director and Administrative Officer
                                      (Phone: 813-5334-3600)

         Notice of the Issuance of the Bond with Subscription Warrant pursuant to the "Incentive Plan"

     Trend Micro Incorporated adpoted the following resolutions regarding the issuance of the bond with subscription warrant at the meeting of the Board of Directors of the Company held on February 15, 2001.

     Pursuant to the Company's "Incentive Plan for the Year 2001," the purpose of the issuance of the bond with subscription warrant is to grant the subscription warrants to the Company's selected employees and the Subsidiary Companys' directors and their selected employees.

     The summary of the issuance of the bond with subscription warrant is as follows.
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Trend Micro Incorporated
The Summary of the Issuance of the Sixth Unsecured Bonds with Subscription Warrants

1.  Name of the bonds
    Trend Micro Incorporated Sixth Unsecured Bonds with Subscription Warrants

2.  Total amount of bonds to be issued
    5 Billion Yen

3.  Price of each bond
    100 Million Yen

4.  Type of bond
    Only bearer type

5.  Price of bond at issue
    Undecided (It will be decided at the meeting of the Board of Directors on February 23, 2001).
    (Of which, the bond issue price shall be 100 yen. As a tentative rule, subscription warrant issue price shall be 10 to 15 yen, and it will be decided at the meeting of the Board of Directors on February 23, 2001).

6.  Interest rate
    Undecided (As a tentative rule, it shall be 1.5% to 2.5% per year. It will be decided at the meeting of the Board of Directors on February 23, 2001).

7.  Redemption price
    100 yen par value of 100 yen

8.  Term of redemption
    March 19, 2004

9.  Application period
    From February 26, 2001 until March 15, 2001

10. Date of transfer
    March 19, 2001

11. Registration method
    Daiwa Shoken SB Capital Markets, Ltd. Shall purchase the total amount.

12. Security, guarantee
    There is no collateral or guarantee, and there is no asset serving as a back up for the bond.
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13. Special agreements
    "Negative Pledge," "Net profit maintenance," and "Switching bond type from unsecured to secured."

14. Cancellation of the purchase
    From the day after the date of the issuance, as long as the total value of the shares that can be obtained by the unexercised subscription warrant does not exceed the total value of the bond, cancellation of the purchase of the bond is allowed.

15. Method and period of interest payment
        (1) From the day after the date of the issuance until the redemption date, the interests will be paid first on September 19, 2001 for all the interest payments due by then, and from thereafter, six-months worth of interest will be paid on every March 19 and September 19.
        (2) If the banks are closed on the day interests are to be paid, then, the date of interest payment shall be moved to the prior bank working day.
        (3) When pa ying less-than-six-months worth of interests, interests should be calculated according to the calendar.
        (4) No interest will be paid after the redemption date.

16. Place where principal and interest shall be paid
    Toyo Shintaku Ginko Ltd., Headquarter
    Daiwa Shoken SB Capital Markets Ltd., Headquarter and Osaka Branch Daiwa Shoken Ltd., Headquarter and Osaka Branch

17. Accepting Company
    Daiwa Shoken SB Capital Markets Ltd.

18. Regarding subscription warrant
    (1) Ratio of the bond to the share obtained by the subscription warrant For every 100 million yen par value bond price, total issue price of par value shares of common stock issuable upon exercise of the subscription warrant shall be granted 100%. Each subscription warrant certificate represents the right to obtain 100 million yen worth of new shares.

    (2) Total amount of the issue price of shares issuable upon exercise of the subscription warrant
    5 Billion Yen

    (3) Type of shares issuable upon exercise of the subscription warrant Par value shares of common stock (per value per share: 50 yen)
    Unless the shares issued by the Company are to be non par value shares of common stock, in which case non par value shares shall be issued.

    (4)  Conditions of excercise of the subscription warrant
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  Issue price of shares issuable upon exercise of the subscription right
  ("exercise price") is undecided. (As a tentative rule, the exercise price shall be the amount which is the closing price per share of the shares of common stock of the Company on the Tokyo Stock Exchange on the day on which the exercise price is decided (if no closing price is reported on such day, the the closing price of the immediately preceding such day should be used). It will be decided at the meeting of the Board of Directors on February 23,
  2001). Furthermore, at the Board Directors meeting on February 15, it has been decided that the number of shares held by the shareholders whose names appear on the register of shareholders and the register of beneficial shareholders as at the close of March 31, 2001 (Saturday) [however, because it is a non business day, the actual date will be March 30, 2001 (Friday)] shall be split at the ratio of 2 shares for each share. For this reason, exercise price will be adjusted after April 1, 2001 (Sunday).

  Number of shares issuable upon exercise of the subscription warrant is as follows:

                            The total value of subscription warrant certificates
                               submitted by the warrantholder for the exercise
                                             of the warrant
Number of shares     =    ------------------------------------------------------
                                             Exercise price

  Any fraction less than one share shall be disregarded. The adjustment of the exercise price will take the market-price format.

  (5)  Exercise period of the subscription warrant:
  From April 12, 2001 through March 12, 2004. If bond acceleration occurs, then the subscription warrant can no longer be exercised.

  (6)  Partial exercise of the subscription warrant
  The subscription warrant cannot be partially exercised.

  (7)  Transfer of the subscription warrant
  Subscription warrant detacheable from the bond can be transferred. However, pursuant to the Company and/or Subsidiary's memorandum, the Company's employees as well as the Subsidiary's directors and employees cannot transfer the subscription warrant.

  (8)  The portion of the issue price of the shares to be issued upon exercise of the subscription warrant which will not be transferred to stated
       capital
  The balance of the exercise price (if adjusted pursuant to (14) above, the adjusted exercise price) remaining after deduction of the amount to be transferred to stated capital. The amount to be transferred to stated capital shall mean an amount obtained by multiplying the exercise price (if adjusted pursuant to (14) above, the adjusted exercise price) by 0.5, with any fraction of one Yen occurring as a result of such calculation to be rounded up to a full Yen. However, the amount to be so transferred
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     to stated capital for each such share shall not be below the par value of a share of the par value common stock of the Company.

     (9)  Payment in kind
     Not applicable

     (10) Effectiveness of exercise of the subscription warrant
     The exercise of the subscription warrant shall become effective if the certificate evidencing the relevant subscription warrant, documents required for exercise of the subscription warrant and cash payment get to the place for handling payments.

     (11) Dividends payable on shares to be issued upon exercise of the subscription warrant
     Any annual dividend or interim dividend payable on shares issuable upon exercise of the subscription warrant with respect to the Dividend Accrual Period (as defined below), during which the relevant date of exercise falls, shall be paid for the full Dividend Accrual Period as if the exercise had taken effect at the beginning of such Dividend Accrual Period. The "Dividend Accrual Period" means each six-month period ending on June 30 and December 31 in each year.

     (12) Place for accepting the request for exercise of the subscription warrant The registered office of the Company

     (13) Place for handling payments resulting from exercise of the subscription warrant
     The registered office of The Toyo Trust and Banking Co., Ltd.

     (14) Method of delivery of share certificates
     Share certificates will be delivered by the corporate agency department of The Toyo Trust and Banking Co., Ltd. as soon as after the relevant subscription warrant is exercised. No certificates will be issued for any fractional shares.

19.  Registration agency
     The Toyo Trust and Banking Co., Ltd.

20. Any other matters required for the issuance of the Bonds of Subscription Warrants will be decided at a meeting of the Company's board of directors to be held hereafter and entrusted to the representative director of the Company.

21. The subscription warrants to be issued by the Company will be fully repurchased by the Company from Daiwa SB Capital Markets Co., Ltd. and will be then offered to part of the Company's employees and the Company's subsidiaries.